CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF INCORPORATION OF

CNS RESPONSE, INC.

CNS Response, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: That, by unanimous written consent in lieu of a meeting of the Board of Directors (the “Board”) of CNS Response, Inc. (the “Corporation”), resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of the Corporation: (i) approving of a change to the number of authorized shares which the Corporation is authorized to issue, and (ii) approving of a reverse stock split on a 1 for 10, 1 for 20, 1 for 30, 1 for 40, or 1 for 50 basis, as determined at the sole discretion of the Board (the “Reverse Split”), and, declaring said amendments, as reflected in a single amendment (hereinafter the “Amendment”), to be advisable and calling for consent of the stockholders of the Corporation for consideration thereof.  The resolution setting forth the proposed Amendment is substantially as follows:

RESOLVED, that the Certificate of Incorporation of the Corporation be amended by amending and restating the Article IV thereof relating to the authorized shares of the Corporation, so that, as amended, said Article IV shall be and read in its entirety, as follows:

ARTICLE IV

CAPITAL STOCK

“The amount of total authorized capital stock of this Corporation is One Hundred Thousand Dollars ($100,000) divided into 100,000,000 shares of $0.001 par value each. All shares shall be designated as common stock. Stockholders shall not have preemptive rights or be entitled to cumulative voting in connection with the shares of the Corporation’s common stock.

On April 2, 2012, at 5:00 p.m. Pacific Time (the “Effective Time”), each thirty (30) shares of outstanding common stock, par value $0.001 per share (for purposes of this Article IV “Old Common Stock”), of the Corporation issued and outstanding immediately prior to the Effective Time shall be, without any action of the holder thereof, automatically combined into one (1) validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share (for purposes of this Article IV, the “New Common Stock”) of the Corporation.  Each stock certificate that, immediately prior to the Effective Time, represented shares of Old Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been combined.  No fractional shares of Common Stock will be issued as a result of the Reverse Split. In the event the proposed Reverse Split leaves a shareholder with a fraction of a share, the number of shares due to the shareholder shall be rounded up. For example, if the proposed Reverse Split leaves an individual shareholder with one and one half shares, the shareholder will be issued, post proposed Reverse Split, two whole shares.”

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of the Corporation was duly called and held upon notice in accordance with section 222 of the General Corporation Law of the State of Delaware, pursuant to which a majority of each class of stockholders voted in favor of the Amendment.

THIRD: That said Amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH:    That the capital of said Corporation shall not be reduced under or by reason of said Amendment.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment of the Certificate of Incorporation of CNS Response, Inc. as of March 29, 2012.

CNS RESPONSE, INC.

By:	/s/ George Carpenter
Name:	George C. Carpenter IV
Title:	CEO

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